December 11, 2006

Via Edgar and FAX 202-772-9218 Mail Stop 6010

U.S. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:   Mr. Brian Cascio
             Mr. Gary Todd

Dear Messrs. Cascio and Todd:

This letter responds to the comment letter dated July 28, 2006 from your office with respect to our Form 10-KSB for the fiscal year ended December 31, 2005 and our Form 10-QSB for the quarterly period ended March 31, 2006. The text of your letter has been included for your reference and our response is presented below each comment.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's  Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations, page 22
----------------------

Critical Accounting Policies, page 27
-------------------------------------

1. We see the significance of the "prior years' purchase discounts and allowances" recorded in 2005. Critical accounting estimates disclosure should normally address the nature, extent, and subjectivity of significant accounting estimates. It appears that you should provide more disclosure about how you estimate and record vendor allowances, including disclosure about how you believe your methods and procedures are appropriate. Please refer to FR-60 and FR-72. Either expand or explain to us why you believe your current disclosure is adequate. Please also apply this comment to the critical accounting estimates disclosures about sales incentives and the allowance for doubtful accounts.

     RESPONSE

     The Company did not estimate "prior year's purchase discounts and allowance" on the date of purchase. Neither did the Company anticipate the "prior year's purchase discounts and allowance" on the date the Company returned the merchandise to certain suppliers. There was considerable dispute between the Company and those suppliers. The Company recognized the "prior year's purchase discounts and allowance" on the date of settlement, and not sooner (e.g., on the date of purchase or on the date the Company returned the merchandise to the suppliers), otherwise it would have been premature recognition of a gain contingency. We believe the Company should continue to report a contested liability at the full amount until the Company and a supplier settle the dispute.

     Returned merchandise is typical of the customary business activities of the Company. The settlement of the prior year allowance retained its original character of cost goods sold.

     We propose to add the following two paragraphs in the critical accounting policies of our Form 10-KSB and Form 10-QSB:

          The company negotiated with its suppliers for discounts and allowances related to purchases made in 2004. The company and its suppliers settled their differences in 2005. The company accounted in 2005 for the settlement as a gain contingency, in accordance with FAS 5, Accounting for Contingencies.

          The company also accounted in 2005 for its settlement with suppliers of discounts and allowances as a reduction of cost of goods sold because purchase discounts and allowances are of a "character typical of the customary business activities of the entity" in accordance with APB 9, as amended by APB 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.

     We propose to add the following two captions (sales incentives and allowance for doubtful accounts) in the critical accounting policies of our Form 10-KSB and Form 10-QSB:

SALES INCENTIVES

The Company offers sales incentives to our customers in the form of co-op advertising, price protection and sales discounts. All costs associated with sales incentives are classified as a reduction to net revenues. The following is a summary of the different types of sales incentives:

Co-operative advertising allowances are offered to customers as a reimbursement towards their costs for advertising in which our product is featured on its own or in conjunction with other companies' products. The amount offered is either a fixed amount or is based upon a fixed percentage of sales revenue during a specified time period.

Price protection is a concession given by the Company to compensate for the difference between the price of the product paid by the customer and a subsequent price reduction of the product by the Company.

Sales discounts are offered to customers at various times based on management's discretion. Discounts could be used to increase sales of a certain model, move stale inventory out of the warehouse, introduce new products, or for another reason that management finds attractive.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company regularly analyzes customer balances, and, when it becomes evident a specific customer will be unable to meet its financial obligations to the Company, such as in the case of the deterioration in the customer's operating results or financial position, a specific allowance for doubtful account is recorded to reduce the related receivable to the amount that is believed reasonably collectible. The Company also records allowances for doubtful accounts for all other customers based on a variety of factors including the length of time the receivables are past due, the financial health of the customer and historical experience. If circumstances related to specific customers change, estimates of the recoverability of receivables could be further adjusted.


Results of Operations, page 29
------------------------------

Years Ended December 31, 2005 and 2004
--------------------------------------

2. Please expand to identify and describe reasons for the significant decreases in revenues attributed to North America and Central and South America in 2005.

     RESPONSE

     We propose to add the following paragraph to the Results of Operations section:

     On a comparable basis, revenues declined in N. America and Central America in 2005 vs. 2004. There were several reasons for this. During the first part of 2005, the Company had made a commitment to its new product lines, but did not have much inventory to sell. While waiting for the initial inventory shipments, the Company entered into a short term agreement to make sales of computer components to a vendor in Hong Kong (E23). The sales had relatively low margin, and not a business that the Company planned to be in long term. Nevertheless, the sales of such products in 2005 represented a significant portion of the Company's business. For this reason, sales to Hong Kong were very strong in 2005, where they had never been before. When the initial inventory of the consumer electronics products began to arrive, the Company put its efforts into selling those products and establishing those markets, which led to increased sales throughout the rest 2005 and through the present. However, when taken on a comparable basis, due to that period of inactivity, sales in 2005 decreased in 2005 vs. 2004 for the N. American and Central American markets.


3. Based on your income statement, it appears that the majority of the improvement in gross margin was derived from the recognition of the vendor credits related to prior years. Please revise to more clearly explain the factors responsible for the increase in gross margin in 2005. Quantify the impact of significant factors cited.

     RESPONSE

     We propose to amend the gross margin section to read as follows:

     Gross margin was $4,692,970 or 12.3 % in 2005, as compared to $2,216,372 or
     6.8 % in 2004. Gross margin increased in 2005 as compared to 2004, both on an absolute and percentage of revenue basis, as the Company changed its core sales offerings from hardware, motherboards and barebones systems to a greater emphasis on computer peripherals and consumer electronics. The demand for the new products, specifically the LCD monitors and televisions, was great enough that the Company was able to earn higher margins than in past years sales of computer peripherals. In addition, prior years' purchase discounts and allowances were settled in 2005, which decreased the cost of revenues, thereby, increasing the gross margin. The gross margin was a little over 4% before taking into account the settlement of the prior year's purchase discounts and allowances. The Company believes that gross margin increased by about 4% due to the settlement of the prior year's purchase discounts and allowances, and that gross margin was over 8% because the settlement was included in the calculation.


4. We see that inventory more than doubled at the end of 2005. Accordingly, please expand to clarify the basis for the statement that "... the Company's inventory levels are the lowest they have ever been."

     RESPONSE

     Please refer to our response in comment #4. The statement is clearly out of place when put in the context of the discussion. We repeat our proposal to amend the statement to read as follows:
     The gross margin was a little over 4% before taking into account the settlement of the prior year's purchase discounts and allowances. The Company believes that gross margin increased by about 4% due to the settlement of the prior year's purchase discounts and allowances, and that gross margin was over 8% because the settlement was included in the calculation.


5. Considering the $400,000 in incremental legal and audit fees in 2004, it appears that General and Administrative expenses increased by nearly $500,000 in 2005. Please expand to clearly identify, quantify and describe the components of the significant increase.

     RESPONSE

     We propose to amend the 2005 General and Administrative Expenses section to read as follows:

     General and administrative expenses increased by $98,628 or 2.8%, to $3,659,338 in 2005, as compared to $3,560,710 in 2004. There were several reasons for the increase. First, the problems associated with the 2003 audit resulted in a cost of over $400,000 in legal and accounting fees in 2004 that were not repeated. However, the Company did spend over $150,000 in legal fees to defend itself against the two legal cases filed against it, and described in section 4 of this report. Additionally, the Company created an Employee Stock Option Plan in 2005 at a cost exceeding $25,000. The Company began factoring invoices to improve cash flow in 2005. That resulted in higher expenses, but the Company obtained the services of experts in evaluating customer credit, which led to a huge reduction in bad debt expense. The set up and approval of the program cost the Company over $25,000. As the Company redesigned itself primarily as a distributor of electronics rather than consumer peripherals, the "launch costs" of the new products, especially travel and entertainment, increased significantly in 2005. The Company's travel and entertainment expenses for 2005 increased by over $100,000. Finally, the Company had a large turnover in personnel relative to the new product offerings. By bringing in specialists to manage the different departments and sell the new products, the Company substantially upgraded its management and sales staffs, at an incremental cost of approximately $90,000.


Liquidity and Capital Resources, page 33
----------------------------------------

6. Under "Accounts Receivable" (page 35), ten us what you mean by the statement that the "Company pushed all of its available LCD and other consumer products to retailers for Christmas..." Tell us about any changes to credit, return, payment or other sales terms associated with this "push" of inventory to retailers.

     RESPONSE

     We propose to amend the Accounts Receivable section to read as follows:

     Accounts receivable increased to $7,278,520 at December 31, 2005, as compared to $2,076,882 at December 31, 2004, an increase of $5,201,638. The large increase was due to several factors. Most importantly, sales increased 18% during the year, and a large part of the increase was in December. The demand for the Company's LCD televisions and monitors was sufficient that the Company was able to sell of its inventory to retailers for the Christmas season, resulting in large receivables over the year end period. We did not give discounts or other considerations to retailers to sell any products prior to year end.


Principal Commitments, page 37
------------------------------

7.  The  table  of  contractual   obligations   should  also  include   purchase
commitments,   such  as  outstanding  purchase  orders.  Please  refer  to  Item
303(a)(S); and, either advise or revise if necessary.


     RESPONSE

     We propose to amend the Principal Commitments section to read as follows:

     A summary of the Company's contractual cash obligations as of December 31, 2005, is as follows:

     -------------------------------- ------------------ ----------- ----------- --------------
     Contractual Cash Obligations     Less than 1 year   2-3 years   4-5 years   Over 5 years
     -------------------------------- ------------------ ----------- ----------- --------------
     Operating Leases                 $210,983           $407,659    N/A         N/A
     -------------------------------- ------------------ ----------- ----------- --------------
     Advances from Directors          N/A                N/A         N/A         N/A
     -------------------------------- ------------------ ----------- ----------- --------------
     Notes Payable/ Short Term Loan   $165,000           N/A         N/A         N/A
     -------------------------------- ------------------ ----------- ----------- --------------
     Purchase Commitments             $119,013
     -------------------------------- ------------------ ----------- ----------- --------------
     Total                            $494,996           $407,659
     -------------------------------- ------------------ ----------- ----------- --------------

     At December 31, 2005, the Company did not have any long term purchase commitment contracts to honor. The only purchase commitments were for inventory already purchased and in transit of $119,013.

     At December 31, 2005, the Company did not have any material commitments for capital expenditures or have any transactions, obligations or relationships that could be considered off-balance sheet arrangements.


Item 8. Financial Statements and Supplementary Data
---------------------------------------------------

Consolidated Statement of Operations, page 42
---------------------------------------------

8. We see the significant amount titled "prior years' purchase discounts and allowances settled in 2005." In a detailed response tell us about the nature and origin of these credits and the related settlement. Also explain why you believe the accounting for purchase allowances and credits in those prior years conformed to GAAP.

     RESPONSE

     Please refer to our response in comment #1.


9. Other income in 2005 appears to include a significant amount arising from the reversal of a portion of the allowance for doubtful customer accounts. Charges and credits related to the allowance for doubtful customer receivables are normally reported in operating earnings. Please tell us why it is appropriate to classify a reversal of a portion of the allowance for doubtful customer receivables in other income. Your response should identify and explain the basis in GAAP.

     RESPONSE


     The  Company  will  amend its  filing to  classify  $462,234  (from Note 3)
     adjustment of allowance as part of operating earnings. This will be presented as a negative number to be captioned as "Adjustment of allowance", following beneath the caption "Provision for doubtful accounts."


Note 2. Basis of Presentation  and Summary of Significant  Accounting  Policies,
--------------------------------------------------------------------------------
page 50
-------

Impairment or Disposal of Long-Lived Assets, page 51
----------------------------------------------------

10. We see a charge for the impairment of goodwill on the statement of operations for 2005. According, the statement that there were no impairment losses associated with long-lived assets in 2004 or 2005 does not appear accurate. Please revise. Please also expand to describe the underlying facts and circumstances leading to the impairment charge in 2005. Refer to paragraph 46a to SFAS 142.

     RESPONSE

     Footnote 5 is correct in that goodwill was charged off in 2002. The charge for the impairment of goodwill in the 2005 statement of operations was a clerical error that we will correct. We will remove goodwill that we inadvertently charged off in the 2005 statement of operations.


11. Please also appropriately revise the last sentence of footnote 5. That disclosure appears to state that your goodwill was charged-off in 2002.

     RESPONSE

     Footnote 5 is correct in that goodwill was charged off in 2002. . Please refer to our response in comment #10.


Revenue Recognition, page 51
----------------------------

12. Your revenue policy identifies the four generic criteria for revenue recognition. Please tell us and expand to describe how you apply those criteria in your specific circumstances. We see from page 7 that you divide your business into three product groups (computer peripherals. communications equipment and consumer electronics). Your disclosure should clarify the nature of and reasons for any differences in your revenue policies specific to each group.

     RESPONSE

     We propose to amend the answer by adding the following text:

     Our revenue recognition policy for our consumer electronics, computer peripherals, and communications hardware businesses is designed to recognize revenue when it is earned. To that end, the Company recognizes revenue when there is evidence of an arrangement, title and risk of loss have passed, delivery has occurred, the sales price is fixed and collection of the related receivable is reasonably assured. Based on the contracts with each customer, the point where title is transferred is either at shipment or when the goods are received by the customer.

     Our revenue recognition policy differs for our communications equipment. The Company acts as an agent when it sells phone minutes and phone cards. The Company recognizes net revenue as an agent under EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. Revenue from phone minutes and phone cards amounted to $616,946 in 2005 and is not considered material. The Company will make revenue policy disclosure specific to this business when it becomes material.


13. We see that a significant portion of your sales are to distributors. Please tell us about the significant terms and conditions of those sales. Demonstrate that it is appropriate to recognize revenue on distributor transactions prior to sell through by the distributor. In that regard, demonstrate that your revenue practices for transactions with distributors are appropriate under SFAS 48 and SAB 104. Also confirm that there are no instances where receivables from distributors are not due and payable until goods purchased from Soyo are sold by the distributor.

     RESPONSE

     Although the Company makes sales to distibutors, retailers and consumers, all contracts are written identically, and all sales treated the same. The Company does not participate in any "Guaranteed sales" programs, whereby the inventory sold to distributors can be returned if unsold. The Company accepts returns only for repair or for defective merchandise.

     The Company negotiates and signs contract agreements with each distributor, which details the rules for that arrangement. There are no contracts whereby receivables are not due and payable until goods are sold by the distributor.


14. We see that revenue is genera11y recognized at shipment. Please expand to clarify when title passes in those instances. Please also expand to describe the specific circumstances when revenue is recognized at delivery.

     RESPONSE

     Revenue is recognized when title passes. Based on the individual contract that is signed with each customer, that could be at time of shipment or time of receipt. Each month, a cutoff test is done to identify sales in transit over month end, and ensure that the revenue is allocated to the proper month based on the contract.


15. Please disclose how you estimate the amounts recorded for sales incentives, product warranties and returns. Please also make disclosure about the terms and conditions of your return policies.

     RESPONSE

     We propose to add the following disclosures for sales incentives, product warranties and returns:

     Estimates recorded for warranties are based on historical data. The number and percentage of customers applying for warranties differs based on the price and sophistication of the product sold. For example, the number of customers applying for a warranty on a $1,000 television will always exceed the number of customers applying for warranty coverage on a $40 memory storage device. As such, that historical data is analyzed by management, and accruals to account for warranty costs are booked based on the relevant data, and adjusted if necessary to account for any special situations that may arise, such as aggressive sales incentive programs, or any special warranty programs that might have been offered.

     Company policy is not to enter into guaranteed sales contracts, and the Company does not offer a refund policy for returned merchandise. For a period of one year, SOYO will replace any defective parts or workmanship, or at the Company's option, replace any defective product with a new product. After one year, SOYO will assist the customer by repairing or replacing any necessary parts, at the customer's expense.

     If a special situation exists, and the Company agrees to accept merchandise back from a customer for credit, that credit is booked as a reduction to net revenues.


     Amounts for sales incentives are booked based upon the type of sales incentive being offered. The Company offers three types of sales incentives to customers: Co-op advertising credits, price protection, and sales discounts. In each case, the exact amount of the incentive is known up front, and the amount of the incentive is booked as a reduction to net revenues.

     SOYO's return policy is similar for all consumer electronics and computer parts. For a period of one year, SOYO will replace any defective parts or workmanship, or at the Company's option, replace any defective product with a new product. After one year, SOYO will assist the customer by repairing or replacing any necessary parts, at the customer's expense.


16. It appears from the description of the communications business on pages 10 and 11 that you are offering telephone services in addition to equipment. We see for instance that you sell phone minutes and phone cards. Please tell us how you account for these transactions and support that your accounting is appropriate in GAAP. Please also make revenue policy disclosure specific to this business.

     RESPONSE

     The Company acts as an agent when it sells phone minutes and phone cards. The Company recognizes net revenue as an agent under EITF 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent. Revenue from phone minutes and phone cards amounted to $616,946 and is not considered material. The Company will make revenue policy disclosure specific to this business when it becomes material.


h. Vendor Programs, page 51
---------------------------

17. Please expand the disclosure about vendor programs to more specifically describe the nature of those programs. Also disclose, in more detail, how you determine the appropriate income statement classification of the funds received from vendors and describe how you measure amounts recorded, including timing. In a written response, show us that your application of EITF 01-09 is appropriate. Your response should demonstrate that you record vendor consideration in the appropriate periods and that you appropriate classify amounts recorded.

     RESPONSE


     Price protection is a concession given by a vendor to the Company to compensate for the difference between the price of the product paid by the Company and a subsequent price reduction of the product. Price protection is an adjustment to product cost and accounts payable. Price protection is accrued when the price reduction of the product is determinable.

     Rebate is a concession given by a vendor to the Company based on sales volume. Rebate is an adjustment to product cost and accounts payable. Rebate is accrued when the sales volume is attained.

     Product returns pertain to the return of defective merchandise, customer dissatisfaction returns, and product returns per the return of product provision under the vendor agreement. Product returns is an adjustment to product cost and accounts payable. Product return is matched with the period when the product was purchased, including estimates to be incurred in the subsequent period.

     Cooperative advertising and marketing are concessions given by a vendor to the Company in accordance with an agreement. Cooperative advertising and marketing are adjustments to marketing expenses and accounts payable.


p. Stock Based Compensation, page 53
------------------------------------

18. On page 21 you disclose that you issued 2.9 million option grants to employees on July 22. 2005. We also see on page 75 that Mr. Chok and Mrs. Chu., husband and wife, are directors who own more than 50% of the Company. Accordingly, please expand to provide pro forma disclosure under paragraph 2e to SFAS 148 or further explain why those disclosures are not required. Refer to paragraphs 86 and 87 to FIN' 44.


     RESPONSE

     We will add the following disclosure on note 2.p of the financial statements:

          In December 2004, SFAS No. 123R,  "Share-based Payment" was issued and replaces SFAS No. 123,  "Accounting for Stock-Based  Compensation" and
          supersedes   Accounting  Principles  Board  Opinion  ("APB")  No.  25,
          "Accounting  for Stock Issued to  Employees."  SFAS 123R  requires the measurement of all employee share-based payments,  including grants of employee  stock  options,  using a fair-value  based  model.  Deferred compensation  calculated  under the fair  value  method  would then be amortized into income over the respective  vesting period of the stock
          option.   Under  SEC  Staff  Accounting  Bulletin  (SAB)  No.  7,  the
          accounting  provisions  of SFAS 123R for small  business are effective for the first interim  reporting  period  beginning after December 31,
          2005.

          The Company currently accounts for employee stock-based compensation using the intrinsic value method supplemented by pro forma disclosures in accordance with APB 25 and SFAS 123 "Accounting for Stock-Based
          Compensation" ("SFAS 123"). Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. Since the exercise price is at the market price of the stock, the Company did not recognize any stock based compensation cost on the date of the grant under the intrinsic value method.

          If the fair  value  based  method  under FAS 123 had been  applied  in
          measuring  stock-based   compensation  expense  for  the  years  ended
          December 31, 2005 and 2004, the pro forma on net loss and net loss per share would have been as follows:


                                                                            December 31,
                                                                                2005
                                                                            ------------
          Net loss attributable to common shareholders, as reported         $   (633,443)


          Add: Stock based employee compensation
              Expense included in reported net loss,
              net of related tax effects                                            --

          Deduct:  Total Stock-based employee
            compensation expense determined under
            fair-value based method for all awards not
            included in net loss                                                (238,103)
                                                                            ------------

          Pro-forma net loss attributable to common shareholders            $   (871,546)
                                                                            ============


          Loss per share:
            Basic and diluted - as reported                                 $      (0.01)
            Basic and diluted - pro-forma                                   $      (0.02)


19. As a related matter, we see that the notes to financial statements do not include all of the disclosures normally required by SPAS 148. Accordingly, please either expand Note 11 to make all relevant stock option disclosures under SPAS 148 or further explain why those disclosures are not required. Refer to again to paragraphs 86 and 87 to FIN 44.

     RESPONSE

     We believe that the disclosure in Note 2.p is sufficient for the year ended December 31, 2005 as the Company has not yet adopted the provision of SFAS 123(R). Under SEC Staff Accounting Bulletin (SAB) No. 7, the accounting provisions of SFAS 123R for small business are effective for the first interim reporting period beginning after December 31, 2005. Additional disclosures will be reflected beginning with the quarter ended March 31, 2006.


Note 3. Accounts Receivable, page 56
------------------------------------

20. You indicate that you entered arrangements with "creditors" to payoff "debt" in manageable installments. We presume you mean that you have entered in arrangements with customers to pay amounts due Soyo in installments. Tell us about the nature, terms and extent of the extended payment arrangements. Explain whether any of these arrangements extend beyond one year; and if so, clarify whether any such amounts are included in current accounts receivable. Please explain how you accounted for the modification of terms of the receivables. Refer, for instance, to SFAS 15.

     RESPONSE

     The Company did indeed enter into arrangements with customers to pay amounts due Soyo in installments. There were two such agreements made in 2005 for accounts totaling less than $225,000. Customers are making monthly payments on balances greater than 120 days old. The Company agreed to forego any interest payments as long as the debtors continued making monthly payments on the balances due. By continuing to make payments, both customers will pay off their balances by November 2006. As a result, both balances are included in current accounts receivable. The Company did not recognize any gain or loss for the modification of terms of the receivable under SFAS 15 because the amount was the same and determinable and also the period was less than one year.


21. We see that approximately $460,000 of the allowance for doubtful accounts was reversed to income in 2005. We also see that accounts receivable more than tripled to nearly $8 million at the end of 2005. Please respond to the following:

     |X| Fully describe the facts and circumstances leading to the reduction in the reserve.
     |X| Explain how the aging of accounts receivable changed between 2004 and 2005.
     |X| Describe any changes in reserve models, methods and assumptions during 2005 and explain why you believe those changes were appropriate.
     |X| Explain how the changes in payment terms described in Note 3 were considered in your analysis of required reserves; and,

     |X| Explain why you believe the reserve at the end of 2004 was measured appropriately according to GAAP.

     RESPONSE

     We propose to add the following text to Note 3:

     Prior to 2005, management would book a certain percentage of sales each quarter to the allowance for doubtful accounts. During 2005, the Company hired a consultant to analyze the allowance. The result of this analysis was that the allowance was more than triple the amount the Company considered uncollectible. As a result, a reversal was made to bring the allowance in line with the estimate of uncollectible accounts, plus an additional reserve to account for unexpected losses. Since that time, management continues to review the account quarterly, and the allowance is maintained to represent the estimate of uncollectible accounts, plus an additional reserve to account for unexpected losses.

     There were significant changes to the aging of accounts receivable between 2004 and 2005. The amount of past due receivables has dropped substantially, and two customers whose accounts had been considered uncollectible in 2004 began making payments in 2005, thereby changing the status of those accounts back to collectable. Additionally, the Company changed its product mix in 2005, resulting in a large number of new customers. As a result, the Company is now selling to many more customers, thereby reducing its credit risk.

     The biggest change to the entire process from 2004 to 2005 is the way customer credit was evaluated. In 2004, the Company did all of the evaluation of customer credit internally. In 2005, the Company began factoring its invoices to improve cash flow. As a result, the factor buying the invoices began analyzing the Company's customers. The Company received a substantial benefit from this arrangement, as all customers credit was analyzed by external experts. As a result of getting this information from the experts, and the widely enhanced customer base, the Company believes that it improved the management of its receivables in 2005.


22. As a related matter, we see that you disclose that the allowance at 2005 is "sufficient to cover any past due accounts whose collection was considered doubtful." However, under GAAP the allowance for doubtful accounts should also provide for losses not yet identified but inherent in the portfolio. Please refer to paragraphs 22 and 23 to SFAS 5 and further advise why you believe the allowance for doubtful accounts at December 31, 2005 is appropriate in GAAP

     RESPONSE

     As stated above, at all times the allowance for doubtful accounts included any account whose collection was considered doubtful. Based on the work of our outside credit counselors, the Company believes that the allowance is sufficient to cover any doubtful receivables not yet identified in the portfolio.


23. Tell us about the terms of the factoring arrangement and demonstrate that your accounting is appropriate under SFAS 140, In that regard., please describe the nature and extent of any recourse provisions and your consideration of any such provisions on the underlying accounting.

     RESPONSE

     We propose to further amend Note 3 to add the following text:

     All of our receivables are sold with recourse. As such, the Company continues to evaluate each of these receivables monthly in regard to its allowance for bad debts. The original factor, Wells Fargo, bought all accounts without recourse. When they switched over to Accord, those transactions were "with recourse".


Note 9. Income Taxes, page 60
-----------------------------

24. We see that you have substantial operations outside of the United States. Please disclose foreign and domestic pre-tax accounting income or loss for each period. Refer to Rule 4-08(11) to Regulation S-X.

     RESPONSE

     All of the Company's operations take place in the United States. The sales office in South America is an independent contractor. The Company does not have any financial interest in the sales office in South America. All sales are generated from the Company's primary offices in Ontario, California. Since all revenue is generated in California, the Company recognizes all revenue as derived in California. The Company files federal and state taxes in the USA and California, and does not file any other tax returns. The Company accounts for all revenue as California based.


25  Unless  insignificant,   please  also  disclose  operating  loss  and  other
carryforwards for taxing jurisdictions outside of the United States, Refer to SFAS 109 for guidance.

     RESPONSE

     Please refer to our response in comment #24.


Note 10. Significant Concentrations, page 60
--------------------------------------------

b. Geographic Segments, page 61
-------------------------------

26. Please disaggregate the caption "N. America" to separately present revenues attributed to the United States, Refer to paragraph 38 to SFAS 131.


     RESPONSE

     We propose to amend the chart titled "Geographic Segments" as follows:

     b. Geographic Segments

     Revenues by geographic segment are summarized as follows:

                                        Year Ended December 31,
     -------------------- ------------- ------- ------------- ------- ------------- -------
                               2005        %         2004        %         2003        %
     -------------------- ------------- ------- ------------- ------- ------------- -------
     Revenues
     -------------------- ------------- ------- ------------- ------- ------------- -------
     United States         $20,055,470    56.7   $25,936,978    80.0   $23,043,136    74.3
     -------------------- ------------- ------- ------------- ------- ------------- -------
     Other N. America        1,615,080                   N/A                   N/A
     -------------------- ------------- ------- ------------- ------- ------------- -------
     Central and           $ 2,993,532     7.8   $ 6,317,907    19.5   $ 7,391,804    23.8
     South America
     -------------------- ------------- ------- ------------- ------- ------------- -------
     Hong Kong and other   $13,598,950    35.4      $171,529     0.5      $599,299     1.9
     locations
     -------------------- ------------- ------- ------------- ------- ------------- -------
     Total                 $38,263,032   100.0   $32,426,414   100.0   $31,034,239   100.0
     -------------------- ------------- ------- ------------- ------- ------------- -------

     The breakdowns to segregate the N. American business for 2004 and 2003 is not available.


27.  We  see  the  recent   expansion  of  your  product  line  beyond  computer
peripherals.  Please make product line disclosure under paragraph 37 to SFAS 131 or tell us why that disclosure is not required.

     RESPONSE

     We propose to amend the answer by adding the following information:

                                         Year Ended December 31,
     --------------------- ------------- ------- ------------- ------- ------------- -------
                                2005        %         2004        %         2003        %
     --------------------- ------------- ------- ------------- ------- ------------- -------
     Revenues
     --------------------- ------------- ------- ------------- ------- ------------- -------
     Consumer Electronics   $18,739,719    49.0           N/A                   N/A
     --------------------- ------------- ------- ------------- ------- ------------- -------
     Computer parts and      18,906,367    49.4           N/A                   N/A
     peripherals
     --------------------- ------------- ------- ------------- ------- ------------- -------
     Voice and                  616,946     1.6           N/A                   N/A
     Communication
     --------------------- ------------- ------- ------------- ------- ------------- -------
     Total                  $38,263,032   100.0   $32,426,414           $31,034,239
     --------------------- ------------- ------- ------------- ------- ------------- -------


28. As a related matter, in light of the expansion of your product lines please explain your consideration of the segment reporting guidance from SFAS 131. Your response should explain in detail how you considered and applied the guidance from paragraphs 10 through 24 to SFAS 131 in apparently concluding that you operate in one segment. Please also respond to the following:

Tell us about how your business is organized and managed.

     Identify the Operating Decision Maker(s).

     |X| Describe the direct reports reviewed by your Chief Operating Decision Maker{s); and,

     |X| Tell us about the significant components of the reports reviewed by the Chief Operating Decision Maker(s) and clarify the nature of the information reviewed, including how that information is organized.

     RESPONSE

     The Company will disclose the segment information for the product lines. Please refer to our response in comment #27.


Note 11. Shareholder's Equity, page 62
--------------------------------------

b. preferred stock page 62
--------------------------

29. Please tell us what you mean when you refer to the redemption of the class A preferred shares as "conditional'. We may have comment on accounting and disclosure upon review of your response

     RESPONSE

     The class A preferred shares were not mandatorily redeemable prior to October 24, 2005 because the redemption was conditional, contingent upon the holder's not exercising its option to convert into common shares. The holder did not attempt to convert the preferred stock into common shares prior to October 24, 2005. The Company liquidated the preferred stock by issuing restricted common shares.

     We propose to change "conditional redemption" to "liquidation" on page 21 to read as follows:

     In October 2005, the Company issued 1,219,512 shares of restricted common stock for the liquidation of the 1,000,000 shares of Series A Preferred Stock that were issued by the Company as part of the original purchase of the Company from SOYO Taiwan in October 2002.


Item 9a. Controls and Procedures page 68
----------------------------------------

30. Please amend to state in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of disclosure controls and procedures as of Decernber 31, 2005. Please note that you must disclose whether or not those controls are effective.

     RESPONSE

     We propose to amend (by deleting with strike out fonts and by inserting with bold italic fonts) the language in Item 9A. Please refer to Appendix A.


31. As a related matter, please clearly identify any matters that you and your auditors believe are material weaknesses as of December 31,2005. Your disclosures address multiple periods and it is unclear whether any material weaknesses continue to exist at December 31.2005. If you and your auditors believe that any of the material weaknesses discussed in the existing disclosure continue to exist, please clearly state so. Alternatively, if you and your auditors believe those weaknesses have been remediated please expand the disclosure to clarify.

     RESPONSE

     See above response to item 30.


Form 10Q for the Fiscal Quarter Ended March 31, 2006
----------------------------------------------------

Note 1. Organization and Basis of Presentation, page 10
-------------------------------------------------------

Stock Based Compensation, page 12
---------------------------------


32. We note you adopted SPAS 123R effective January 1. 2006 using the modified prospective method. Please tell us why you present "cumulative effect on prior years of changing to fair value method of accounting for stock based compensation" of $224,919 on your statement of operations when applying this modified prospective method. Please tell us how your presentation and application of the modified prospective method are appropriate. 'Specifically describe how you interpreted and applied the requirements of SFAS 123R

     RESPONSE


     We will make the following changes on the March 31, 2006 10-Q:

     (to be added to note 1 of the financial statements):

     Stock-Based Compensation - Prior to January 1, 2006, the Company accounted for employee stock-based compensation using the intrinsic value method supplemented by pro forma disclosures in accordance with APB 25 and SFAS 123 "Accounting for Stock-Based Compensation" ("SFAS 123") Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock.

     Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) requires that companies recognize all share-based payments to employees, including grants of employee stock options, in the financial statements. The cost will be based on the fair value of the equity or liability instruments issued and recognized over the respective vesting period of the stock option. Pro forma disclosure of this cost will no longer be an alternative under SFAS No. 123(R). SFAS 123(R) is effective for public companies at the beginning of the first fiscal year that begins after June 15, 2005 or the first interim period that begins after December 15, 2005.

     SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Stock-based compensation expense has been recorded net of estimated forfeitures for the three-month period ended March 31, 2006 such that expense was recorded only for those stock-based awards that are expected to vest. Previously under APB 25 to the extent awards were forfeited prior to vesting, the corresponding previously recognized expense was reversed in the period of forfeiture.

     The proforma disclosure as required by SFAS 148 is not necessary because the stock options were granted in July 2005. Therefore, there would have been no stock-based compensation recorded for the period ended June 30, 2005 using either the intrinsic value or fair value based method.

     Transition methods available to public companies include either the modified prospective or modified retrospective adoption. The modified prospective transition method requires that compensation cost be recognized beginning on the effective date, or date of adoption if earlier, for all share-based payments granted after the date of adoption and for all unvested awards existing on the date of adoption. The modified retrospective transition method, which includes the requirements of the modified prospective transition method, additionally requires the restatement of prior period financial information based on amounts previously recognized under SFAS No. 123 for purposes of pro-forma disclosures. The Company adopted the modified prospective method. As a result, the Company recognized a charge against earnings of $134,952 for the three months ended March 31, 2006.

     For further information, refer to note 4, stock based compensation on page 14.

     4. Stock-Based Compensation

     On March 7, 2005, the Company registered its 2005 Stock Compensation Plan on Form S-8 with the Securities and Exchange Commission, registering on behalf of our employees, officers, directors and advisors up to 5,000,000 shares of our common stock purchasable by them pursuant to common stock options granted under our 2005 Stock Compensation Plan. The plan was approved by shareholder vote during a special meeting of shareholders on February 17, 2006. However, since Mr. Chok and Ms. Chu, husband and wife, are directors who own more than 50% of the company, shareholder approval is essentially a formality, hence the grant date of the stock options is July 22, 2005.

     On July 22, 2005, the Company issued 2,889,000 option grants to employees at a strike price of $.75. One third of those options will vest and be available for purchase on July 22, 2006, one third on July 22, 2007, and one third on July 22, 2008. The grants will expire if unused on July 22, 2010.

     As of March 31, 2006, 8 employees who had been granted stock options had left the Company, and grants totaling 330,000 options were returned to the Company. As of March 31, 2006, the Company has not issued any option grants to employees other than the 2,889,000 option grants issued on July 22, 2005.

     For the three-month period ended March 31, 2006, the Company has recorded $134,952 (2005 - $0) of compensation expense relating to stock options issued to employees. The per share weighted average fair value of stock options granted to employees on July 22, 2005 was $0.63, calculated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected dividend yield Nil%; expected volatility of 147%; risk-free interest rate of 4.04%; and an expected life of five years.


33. Tell us why you did not present disclosure under paragraph 84 of SFAS 123R

     RESPONSE

     Please refer to our response in comment #32.


34. In the period of adoption of a new accounting standard the notes to financial statements should include all material disclosure required by that new standard. It appears that additional disclosures are required under SFAS 123(R). Either expand or show us that you have fully complied with the disclosure requirements of paragraphs 64, A240 and A241 to SFAS 123R.

     RESPONSE

     Please refer to our response in comment #32.


Item 2. Management's  Discussion and Analysis of Financial Condition and Results
--------------------------------------------------------------------------------
of Operations, page 15
----------------------

Results of Operations, page 18
------------------------------

35. We see disclosure of operating and net earnings excluding the impact of adoption of SFAS 123R on pages 19 and 20. The measures appear to be non-GAAP measures. Tell us how these disclosures are appropriate under Item lO(h) to Regulation S-B and 3AB Topic 14-G.

     RESPONSE

     We intend to amend the MD&A to remove all non-GAAP measures, and to exclude non-GAAP measures from all future filings. We propose to amend the non-GAAP measures to read as follows:

     Net loss was $274,135 for the three months ended March 31, 2006, as compared to net income of $386,675 for the three months ended March 31, 2005.


Item 4. Controls and Procedures, page 24
----------------------------------------

36. Please amend to state, in clear and unqualified language_ the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of disclosure controls and procedures as of March 31, 2006. Please note that you must disclose whether or not those controls are effective.

     RESPONSE

     We propose to amend (by deleting with strike out fonts and by inserting with bold italic fonts) the language in Item 9A. Please refer to Appendix B


37. As a related matter, please clearly identify any matters that you and your auditors believe are material weaknesses as of March 31,2006. Your disclosures address multiple periods and it is unclear whether any material weaknesses continue to exist at March 31,2006. If you and your auditors believe that any of the material weaknesses discussed in the existing disclosure continue to exist, please dearly state so. Alternatively, if you and your auditors believe those weaknesses have been re.mediated please expand the disclosure to clarify.

     RESPONSE

     See response to item 36 above.

In connection with responding to your comments, the Company hereby acknowledges that:

o it is responsible for the adequacy and accuracy of the disclosure in the filings;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o it may not assert staff comments as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.


     In the event that the staff has any further requests or matters seeking clarification, please feel free to contact me or Mr. Eric Strasser at your earliest convenience at 909-292-2518, fax 909-292-2549 or Mr. Strasser's cell phone 909-631-6716.


Sincerely,

/s/ Nancy Chu

Nancy Chu
Chief Financial Officer

                                   APPENDIX A
                            (Response to comment #30)

NEW Item 9A-


ITEM 9A.  CONTROLS AND PROCEDURES

     (a)  Evaluation of Disclosure Controls and Procedures:

     The Company's Chief Executive Officer and its Chief Financial Officer reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) as of the end of the period covered by this Form 10-K and have concluded, based on that evaluation, that as of such dates, the Company's disclosure controls and procedures were not adequate. In addition, the Company's automated financial reporting systems are overly complex, poorly integrated and inconsistently implemented.

     The Company's Chief Executive Officer and Chief Financial Officer arrived at this conclusion based on a number of factors, including the fact that the Company's system of internal control requires considerable manual intervention to do the following: (1) properly record accounts payable to vendors for purchases of inventory, (2)to properly record adjustments to inventory per the general ledger to physical inventory balances, (3) to properly record inventory adjustments to the lower of cost or market using the average inventory method, (4) to have adequate controls over interim physical inventory procedures, and (5) to generate timely and accurate financial information to allow for the preparation of timely and complete financial statements. The Company did not have an adequate financial reporting process because of the aforementioned material weaknesses, including the difficulty in identifying and assembling all relevant contemporaneous documentation for ongoing business transactions, and significant turnover in the Company's financial staff. Accordingly, the Company's Chief Executive Officer and Chief Financial Officer concluded that there were significant deficiencies, including material weaknesses, in the Company's internal controls over its financial reporting at the end of the period ended December 31, 2005.


     A significant deficiency should be classified as a material weakness if, by itself or in combination with other control deficiencies, it results in more than a remote likelihood that a material misstatement in the company's annual or interim financial statements will not be prevented or detected.

     To address these significant deficiencies and material weaknesses, the Company took the following corrective actions:

     While the Company is searching for a new accounting manager, the Company has retained a financial consultant and former CPA to oversee the day to day management of the accounting department. The Company has recently added additional personnel to complete the day to day accounting tasks. The Company needs and is seeking to immediately hire an Accounting Manager and additional personnel to focus on financial accounting and reporting issues.

     Each month, the Company's Accounting Manager supervises the reconciliation of the accounts payable subsidiary ledgers with the general ledger, and approves adjustments to inventory based on reconciliation of the general ledger to physical inventory counts. Each quarter, the Accounting Manager records inventory adjustments to the lower of cost or market. These tasks will be supervised by the financial consultant until the new Accounting Manager is hired.

     Every month, the Accounting Manager reconciles the bank accounts and compares the bank reconciliation with the balance per general ledger and the daily cash report, reviews the recording of accounts payable to vendors for purchases of inventory, and prepares financial statements with a complete set of adjustments. These tasks will be supervised by the financial consultant until the new Accounting Manager is hired.


     A complete inventory is physically counted and reconciled at the end of every month.


     (b)  Changes in internal control over financial reporting:


     In conjunction with the audit of the Company's financial statements for the year ended December 31, 2005, the Company's Chief Executive Officer and its Chief Financial Officer reviewed and evaluated the corrective actions listed above. The officers believed that such corrective actions minimize the risk of material misstatement, but the corrective actions continued to have significant deficiencies.

     The Company is working quickly to hire an Accounting Manager and additional finance personnel. The Chief Executive Officer and the Chief Financial Officer are satisfied that with the personnel in place, and with the additional efforts of the Financial Consultant/ CPA, that the books and records portray a completely accurate picture of the Company's financial position and that all transactions are being captured and reported as required. The Company believes that once the new software is installed and operational, and the new Accounting Manager is hired, all significant deficiencies will have been addressed and corrected.

                                   APPENDIX B
                             (Reply to comment #36)

NEW Item 4 -


     (a)  Evaluation of Disclosure Controls and Procedures:

     Based on a current evaluation under the supervision and with the participation of the Company's Chief Executive Officer and its Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")were not effective as of March 31, 2006 and did not ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the Company's management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure based on that evaluation, that as of such dates, the Company's disclosure controls and procedures were not adequate. In addition, the Company's automated financial reporting systems are overly complex, poorly integrated and inconsistently implemented.

     The Company's Chief Executive Officer and Chief Financial Officer arrived at this conclusion based on a number of factors, including that the Company's system of internal control requires considerable manual intervention to do the following: (1) to properly record accounts payable to vendors for purchases of inventory, (2)to properly record adjustments to inventory per the general ledger to physical inventory balances, (3) to properly record inventory adjustments to the lower of cost or market using the average inventory method, (4) to have adequate controls over interim physical inventory procedures, and (5) to generate timely and accurate financial information to allow for the preparation of timely and complete financial statements. The Company did not have an adequate financial reporting process because of the aforementioned material weaknesses, including the difficulty in identifying and assembling all relevant contemporaneous documentation for ongoing business transactions, and significant turnover in the Company's financial staff. In addition to the foregoing, a former employee withheld information from the auditor during the 2003 audit. Accordingly, the Company's Chief Executive Officer and Chief Financial Officer concluded that there were significant deficiencies, including material weaknesses, in the Company's internal controls over its financial reporting at the end of the period ended March 31, 2006.

     A significant deficiency should be classified as a material weakness if, by itself or in combination with other control deficiencies, it results in more than a remote likelihood that a material misstatement in the company's annual or interim financial statements will not be prevented or detected.


     To address these significant deficiencies and material weaknesses, the Company took the following corrective actions:

     While the Company is searching for a new accounting manager, the Company has retained a financial consultant and former CPA to oversee the day to day management of the accounting department. The Company has recently added additional personnel to complete the day to day accounting tasks. The Company needs and is seeking to immediately hire an Accounting Manager and additional personnel to focus on financial accounting and reporting issues.

     Each month, the Company's Accounting Manager supervises the reconciliation of the accounts payable subsidiary ledgers with the general ledger, and approves adjustments to inventory based on reconciliation of the general ledger to physical inventory counts. Each quarter, the Accounting Manager records inventory adjustments to the lower of cost or market. These tasks will be supervised by the financial consultant until the new Accounting Manager is hired.

     Every month, the Accounting Manager reconciles the bank accounts and compares the bank reconciliation with the balance per general ledger and the daily cash report, reviews the recording of accounts payable to vendors for purchases of inventory, and prepares financial statements with a complete set of adjustments. These tasks will be supervised by the financial consultant until the new Accounting Manager is hired.

     A complete inventory is physically counted and reconciled at the end of every month.


     In conjunction with the audit review of the Company's financial statements for the quarter ended March 31, 2006, the Company's Chief Executive Officer and its Chief Financial Officer reviewed and evaluated the corrective actions listed above. The officers believed that such corrective actions minimize the risk of material misstatement, but the corrective actions continued to have significant deficiencies.

     The Company is working quickly to hire an Accounting Manager and additional finance personnel. The Chief Executive Officer and the Chief Financial Officer are satisfied that with the personnel in place, and with the additional efforts of the Financial Consultant/ CPA, that the books and records portray a completely accurate picture of the Company's financial position and that all transactions are being captured and reported as required. The Company believes that once the new software is installed and operational in 2006, and the new Accounting Manager is hired, all significant deficiencies will have been addressed and corrected.